Management’s Discussion and Analysis
for the three months ended June 30, 2024

1.     HIGHLIGHTS
FINANCIAL
FIRST QUARTER OF FISCAL 2025

(amounts in millions, except per share amounts, adjusted ROCE and book-to-sales ratio)		Q1-2025	Q1-2024	Variance $	Variance %
Performance
Revenue		$1,072.5	$1,012.0	$60.5	6%
Operating income		$108.6	$128.3	$(19.7)	(15%)
Adjusted segment operating income[1]		$134.2	$143.3	$(9.1)	(6%)
Net income attributable to equity holders of the Company		$48.3	$65.3	$(17.0)	(26%)
Basic and diluted earnings per share (EPS) – continuing operations		$0.15	$0.20	$(0.05)	(25%)
Adjusted EPS[1]		$0.21	$0.24	$(0.03)	(13%)
Net cash used in operating activities		$(12.9)	$(49.3)	$36.4	74%
Free cash flow[1]		$(25.3)	$(110.3)	$85.0	77%
Liquidity and Capital Structure
Capital employed[1]		$7,538.4	$7,748.0	$(209.6)	(3%)
Adjusted return on capital employed (ROCE)[1]	%	5.7%	6.7
Total debt		$3,272.9	$3,319.2	$(46.3)	(1%)
Net debt[1]		$3,129.7	$3,166.4	$(36.7)	(1%)
Growth
Adjusted order intake[1]		$1,192.0	$967.9	$224.1	23%
Adjusted backlog[1]		$16,977.9	$11,183.5	$5,794.4	52%
Book-to-sales ratio[1]		1.11	0.96
Book-to-sales ratio for the last 12 months		1.19	1.17

Comparative figures have been reclassified to reflect discontinued operations.
1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2025 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2025 mean the fiscal year ending March 31, 2025;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2024;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of August 13, 2024. It is intended to enhance the understanding of our unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2024 and should therefore be read in conjunction with this document and our annual audited consolidated financial statements for the year ended March 31, 2024. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2025. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and based on unaudited figures.

For additional information, please refer to our annual MD&A for the year ended March 31, 2024 which provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Discontinued operations;
–Business risk and uncertainty;
–Related party transactions;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

2 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Adjusted return on capital employed (ROCE);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 11.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 11.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE First Quarter Report 2025 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) leverage and encroachment, inflation, international scope of our business, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, risk that we cannot assure investors that we will effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and health and safety; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, shareholder activism, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; ESG risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and more acute scrutiny and perception gaps regarding ESG matters; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 10 “Business risk and uncertainty” of this MD&A and in our 2024 financial report. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, and our ability to defend our position in the contractual dispute resolution process with the buyer of the CAE Healthcare business. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For more information, including with respect to other assumptions underlying the forward‑looking statements made in this MD&A, refer to Section 10 “Business risk and uncertainty” of this MD&A and our annual MD&A for the year ended March 31, 2024.

4 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
3.     ABOUT CAE
3.1       Who we are

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest‑fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision

To be the worldwide partner of choice in civil aviation and defence and security by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

3.4       Our strategy

CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Technology and market leadership;
–Revolutionizing training and critical operations;
–Skills and culture.

For further details, refer to Section 3.4 “Our strategy” of CAE’s MD&A for the year ended March 31, 2024 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

3.5       Our operations

Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance, repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

There have been no significant changes to our operations since the end of fiscal 2024. For further details, refer to Section 3.5 “Our operations” of CAE’s MD&A for the year ended March 31, 2024 available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

CAE First Quarter Report 2025 I 5

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2024	2024	(decrease)
U.S. dollar (US$ or USD)	1.37	1.35	1%
Euro (€ or EUR)	1.47	1.46	1%
British pound (£ or GBP)	1.73	1.71	1%

We used the average quarterly foreign exchange rates below to value our revenues and expenses throughout the following periods:

	Three months ended
	June 30		Increase /
	2024	2023	(decrease)
U.S. dollar (US$ or USD)	1.37	1.34	2%
Euro (€ or EUR)	1.47	1.46	1%
British pound (£ or GBP)	1.73	1.68	3%

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $12.5 million and an increase in adjusted segment operating income of $1.4 million when compared to the first quarter of fiscal 2024. We calculated this by translating the current quarter foreign currency revenue and adjusted segment operating income of our foreign operations using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 10 "Business Risk and Uncertainty" in our MD&A for the year ended March 31, 2024.
6 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
5.     CONSOLIDATED RESULTS
5.1       Results from operations – first quarter of fiscal 2025

(amounts in millions, except per share amounts)		Q1-2025	Q4-2024	Q3-2024	Q2-2024	Q1-2024
Continuing operations
Revenue		$1,072.5	1,126.3	1,094.5	1,050.0	1,012.0
Cost of sales		$793.8	844.8	791.9	765.3	726.3
Gross profit		$278.7	281.5	302.6	284.7	285.7
As a % of revenue[2]	%	26.0	25.0	27.6	27.1	28.2
Research and development expenses		$35.9	41.7	38.1	33.3	36.7
Selling, general and administrative expenses		$133.5	138.1	140.9	132.3	123.7
Other (gains) and losses		$(0.9)	36.3	(4.8)	(2.2)	(1.4)
After-tax share in profit of equity accounted investees		$(24.0)	(24.6)	(16.7)	(14.3)	(16.6)
Restructuring, integration and acquisition costs		$25.6	55.0	23.5	37.9	15.0
Impairment of goodwill		$—	568.0	—	—	—
Operating income (loss)		$108.6	(533.0)	121.6	97.7	128.3
As a % of revenue[2]	%	10.1	—	11.1	9.3	12.7
Finance expense – net		$49.5	52.4	52.4	47.1	53.1
Earnings (loss) before income taxes		$59.1	(585.4)	69.2	50.6	75.2
Income tax expense (recovery)		$8.3	(80.6)	8.2	(8.3)	7.9
As a % of earnings (loss) before income taxes
(effective tax rate)%		14	14	12	(16)	11
Net income (loss) from continuing operations		$50.8	(504.8)	61.0	58.9	67.3
Net income (loss) from discontinued operations		$—	20.5	(1.9)	2.2	0.5
Net income (loss)		$50.8	(484.3)	59.1	61.1	67.8
Attributable to:
Equity holders of the Company		$48.3	(484.2)	56.5	58.4	65.3
Non-controlling interests		$2.5	(0.1)	2.6	2.7	2.5
		$50.8	(484.3)	59.1	61.1	67.8
EPS attributable to equity holders of the Company
Basic and diluted – continuing operations		$0.15	(1.58)	0.18	0.17	0.20
Basic and diluted – discontinued operations		$—	0.06	(0.01)	0.01	—

Adjusted segment operating income[2]		$134.2	125.7	145.1	135.6	143.3
Adjusted net income[2]		$67.8	38.7	76.6	85.2	76.3
Adjusted EPS[2]		$0.21	0.12	0.24	0.26	0.24

Revenue was 6% higher compared to the first quarter of fiscal 2024
Revenue was $1,072.5 million this quarter, $60.5 million or 6% higher compared to the first quarter of fiscal 2024.

Revenue variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2024	2023	Variance $	Variance %
Civil Aviation	$587.6	$540.3	$47.3	9%
Defense and Security	484.9	471.7	13.2	3%
Revenue	$1,072.5	$1,012.0	$60.5	6%

You will find more details in Section 6 "Results by segment" of this MD&A.

2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2025 I 7

Management’s Discussion and Analysis

Gross profit was 2% lower compared to the first quarter of fiscal 2024
Gross profit was $278.7 million this quarter (26.0% of revenue) compared to $285.7 million (28.2% of revenue) in the first quarter of fiscal 2024. The decrease in gross profit and consolidated gross profit margin compared to the first quarter of fiscal 2024 was mainly due to a lower contribution from flight operations solutions and a lower contribution from commercial training services, driven by a less favourable sales mix and lower utilization.

Operating income was 15% lower compared to the first quarter of fiscal 2024
Operating income this quarter was $108.6 million (10.1% of revenue), compared to $128.3 million (12.7% of revenue) in the first quarter of fiscal 2024.

Operating income variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2024	2023	Variance $	Variance %
Civil Aviation	$89.8	$105.6	$(15.8)	(15%)
Defense and Security	18.8	22.7	(3.9)	(17%)
Operating income	$108.6	$128.3	$(19.7)	(15%)

You will find more details in Section 6 "Results by segment" of this MD&A.

Adjusted segment operating income was 6% lower compared to the first quarter of fiscal 2024
Adjusted segment operating income was $134.2 million this quarter (12.5% of revenue), compared to $143.3 million (14.2% of revenue) in the first quarter of fiscal 2024.

Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended June 30	2024	2023	Variance $	Variance %
Civil Aviation	$106.4	$119.0	$(12.6)	(11%)
Defense and Security	27.8	24.3	3.5	14%
Adjusted segment operating income	$134.2	$143.3	$(9.1)	(6%)

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was 7% lower compared to the first quarter of fiscal 2024
Finance expense - net was $49.5 million this quarter, compared to $53.1 million in the first quarter of fiscal 2024. The decrease was mainly due to lower finance expense on long-term debt, partially offset by higher finance expense on lease liabilities in support of training network expansions.

Effective tax rate was 14% this quarter
Income tax expense this quarter amounted to $8.3 million, representing an effective tax rate of 14%, compared to an effective tax rate of 11% for the first quarter of fiscal 2024. The adjusted effective tax rate3 on our adjusted net income was 17% this quarter compared to 13% in the first quarter of fiscal 2024. The increase in the adjusted effective tax rate was mainly attributable to an income tax benefit resulting from a tax court decision last year, partially offset by the change in the mix of income from various jurisdictions.

As at June 30, 2024, various countries where CAE operates have enacted the global minimum top-up income tax under Pillar Two tax legislation into domestic tax legislation. This enactment had no material impact on our overall income tax expense nor effective tax rate.

3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
8 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
5.2       Restructuring, integration and acquisition costs

	Three months ended
	June 30
(amounts in millions)	2024	2023
Integration and acquisition costs	$9.3	$15.0
Severances and other employee related costs	10.9	—
Impairment of non-financial assets – net	2.3	—
Other costs	3.1	—
Total restructuring, integration and acquisition costs	$25.6	$15.0

During the fourth quarter of fiscal 2024, we announced that we will streamline our operating model and portfolio, optimize our cost structure and create efficiencies. For the three months ended June 30, 2024, costs related to this restructuring program totalled $14.8 million and included $8.8 million of severances and other employee related costs and $2.3 million of impairment of property, plant and equipment and right-of-use assets related to the termination of certain product offerings within the Civil Aviation segment. We expect to record approximately $20 million of additional restructuring expenses over the next quarter.

For the three months ended June 30, 2024, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) amounted to $10.8 million (2023 – $12.9 million). The ongoing integration costs associated with the AirCentre acquisition relate mainly to IT infrastructure migration and integration and are expected to be substantially complete by mid fiscal 2025.

5.3       Consolidated adjusted order intake and adjusted backlog

Adjusted backlog4 was stable compared to last quarter

Three months ended
(amounts in millions)	June 30, 2024
Obligated backlog, beginning of period	$9,515.3
'+ adjusted order intake[4]	1,192.0
- revenue	(1,072.5)
+ / - adjustments	87.9
Obligated backlog, end of period	$9,722.7
Joint venture backlog (all obligated)	5,109.3
Unfunded backlog and options	2,145.9
Adjusted backlog	$16,977.9

Adjustments this quarter were mainly due to foreign exchange movements and the revaluation of prior year contracts, partially offset by contract cancellations.

The book-to-sales ratio4 for the quarter was 1.11x. The ratio for the last 12 months was 1.19x.

This quarter, $17.4 million was added to the unfunded backlog and $123.8 million was transferred to obligated backlog.

This quarter, $4.7 billion was added to joint venture backlog in relation to CAE's share of the award of a 25-year contract for Canada's Future Aircrew Training (FAcT) program to SkyAlyne, a joint venture between CAE and KF Aerospace, to design, develop, and deliver a comprehensive training and support system, including live flying, simulation, ground school training, and a suite of in-service support functions.

You will find more details in Section 6 "Results by segment" of this MD&A.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2025 I 9

Management’s Discussion and Analysis

6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

FIRST QUARTER OF FISCAL 2025

FINANCIAL RESULTS
(amounts in millions)		Q1-2025	Q4-2024	Q3-2024	Q2-2024	Q1-2024
Revenue		$587.6	700.8	622.1	572.6	540.3
Operating income		$89.8	147.0	101.0	88.4	105.6
Adjusted segment operating income		$106.4	191.4	124.2	114.3	119.0
As a % of revenue[5]	%	18.1	27.3	20.0	20.0	22.0
Depreciation and amortization		$73.3	69.9	70.7	65.2	66.2
Property, plant and equipment expenditures		$71.7	58.0	65.9	37.5	64.4
Intangible asset expenditures		$22.7	33.1	21.9	22.7	31.8
Capital employed[5]		$5,086.0	4,871.7	4,774.6	4,778.8	4,710.9
Adjusted backlog		$6,585.3	6,440.4	6,119.8	5,903.1	5,764.8

Supplementary non-financial information
Simulator equivalent unit		279	279	275	268	268
FFSs in CAE's network		349	343	336	331	327
Utilization rate	%	76	78	76	71	77
FFS deliveries		8	17	13	11	6

Revenue up 9% compared to the first quarter of fiscal 2024
The increase compared to the first quarter of fiscal 2024 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries and program mix, higher revenue from simulator lifecycle support services, higher revenue from business training services, driven by increased volume from recently deployed simulators in our network and higher utilization, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by lower revenue from flight operations solutions on a higher level of software as a service (SaaS) conversions, and lower revenue from commercial training services, driven by lower utilization on reduced initial training demand.

Operating income down 15% compared to the first quarter of fiscal 2024
Operating income was $89.8 million (15.3% of revenue) this quarter, compared to $105.6 million (19.5% of revenue) in the first quarter of fiscal 2024. This quarter’s operating income included restructuring, integration and acquisition costs of $16.6 million compared to $13.4 million in the first quarter of fiscal 2024.

The decrease compared to the first quarter of fiscal 2024 was mainly due to a lower contribution from flight operations solutions on a higher level of SaaS conversions, a lower contribution from commercial training services, driven by a less favourable sales mix and lower utilization on reduced initial training demand, and higher restructuring, integration, and acquisition costs. The decrease was partially offset by a higher contribution from business training services on increased volume from recently deployed simulators in our network.

5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
10 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
Adjusted segment operating income down 11% compared to the first quarter of fiscal 2024
Adjusted segment operating income was $106.4 million (18.1% of revenue) this quarter, compared to $119.0 million (22.0% of revenue) in the first quarter of fiscal 2024.

The decrease compared to the first quarter of fiscal 2024 was mainly due to a lower contribution from flight operations solutions on a higher level of SaaS conversions and a lower contribution from commercial training services, driven by a less favourable sales mix and lower utilization on reduced initial training demand, partially offset by a higher contribution from business training services on increased volume from recently deployed simulators in our network.

Property, plant and equipment expenditures at $71.7 million this quarter
Growth capital expenditures were $53.8 million for the quarter and maintenance capital expenditures were $17.9 million.

Capital employed increased by $214.3 million compared to last quarter
The increase compared to last quarter was mainly due to higher investment in non-cash working capital, higher investment in right‑of‑use assets to support a previously announced training network expansion and movements in foreign exchange rates.

Adjusted backlog up 2% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2024
Obligated backlog, beginning of period	$6,107.5
+ adjusted order intake	770.5
- revenue	(587.6)
+ / - adjustments	54.3
Obligated backlog, end of period	$6,344.7
Joint venture backlog (all obligated)	240.6
Adjusted backlog	$6,585.3

Adjusted order intake included contracts for 11 full-flight simulators (FFSs) sold in the quarter.

Adjustments this quarter were mainly due to foreign exchange movements and revaluation of prior year contracts, partially offset by contract cancellations.

This quarter's book-to-sales ratio was 1.31x. The ratio for the last 12 months was 1.23x.
CAE First Quarter Report 2025 I 11

Management’s Discussion and Analysis

6.2       Defense and Security

FIRST QUARTER OF FISCAL 2025

FINANCIAL RESULTS
(amounts in millions)		Q1-2025	Q4-2024	Q3-2024	Q2-2024	Q1-2024
Revenue		$484.9	425.5	472.4	477.4	471.7
Operating income (loss)		$18.8	(680.0)	20.6	9.3	22.7
Adjusted segment operating income		$27.8	(65.7)	20.9	21.3	24.3
As a % of revenue	%	5.7	—	4.4	4.5	5.2
Depreciation and amortization		$24.5	26.3	23.6	23.2	23.6
Property, plant and equipment expenditures		$20.9	33.3	19.3	23.9	25.8
Intangible asset expenditures		$5.9	8.0	5.2	6.7	6.5
Capital employed		$2,110.0	2,041.2	2,627.0	2,697.4	2,698.6
Adjusted backlog		$10,392.6	5,743.5	5,626.5	5,870.0	5,418.7

Revenue up 3% compared to the first quarter of fiscal 2024
The increase in revenue compared to the first quarter of fiscal 2024 was mainly due to higher revenue on our European programs and the foreign exchange impact on the translation of our foreign operations, partially offset by lower revenue from our North American programs.

Operating income down 17% compared to the first quarter of fiscal 2024
Operating income was $18.8 million (3.9% of revenue) this quarter, compared to $22.7 million (4.8% of revenue) in the first quarter of fiscal 2024. This quarter’s operating income included restructuring, integration and acquisition costs of $9.0 million compared to $1.6 million in the first quarter of fiscal 2024.

The decrease compared to the first quarter of fiscal 2024 was mainly due to higher restructuring, integration and acquisition costs and lower profitability on our North American programs, partially offset by higher profitability in our joint ventures and on our European programs and lower net research and development expenses.

Adjusted segment operating income up 14% compared to the first quarter of fiscal 2024
Adjusted segment operating income was $27.8 million (5.7% of revenue) this quarter, compared to $24.3 million (5.2% of revenue) in the first quarter of fiscal 2024.

The increase compared to the first quarter of fiscal 2024 was mainly due to higher profitability in our joint ventures and on our European programs and lower net research and development expenses, partially offset by lower profitability on our North American programs.

Property, plant and equipment expenditures at $20.9 million this quarter
Growth capital expenditures were $18.9 million for the quarter and maintenance capital expenditures were $2.0 million.

Capital employed increased by $68.8 compared to last quarter
The increase compared to last quarter was mainly due to movements in foreign exchange rates, a higher investment in non-cash working capital, lower other non-current liabilities and a higher investment in property, plant and equipment in support of strategic North American programs.

Additional information pertaining to Defense and Security contracts
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. For further details, refer to Section 10 “Business risk and uncertainty” of our annual MD&A for the year ended March 31, 2024. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

For the first quarter of fiscal 2025, the ongoing execution of the Legacy Contracts had a dilutive impact of approximately 0.2% on the Defense and Security adjusted segment operating income margin. Management is continuing to monitor the Legacy Contracts as a separate group and will take appropriate measures as may be necessary in the future to mitigate the cost pressures associated with them.
12 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
Adjusted backlog up 81% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2024
Obligated backlog, beginning of period	$3,407.8
+ adjusted order intake	421.5
- revenue	(484.9)
+ / - adjustments	33.6
Obligated backlog, end of period	$3,378.0
Joint venture backlog (all obligated)	4,868.7
Unfunded backlog and options	2,145.9
Adjusted backlog	$10,392.6

Adjustments this quarter were mainly due to foreign exchange movements and the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 0.87x. The ratio for the last 12 months was 1.13x.

This quarter, $17.4 million was added to the unfunded backlog and $123.8 million was transferred to obligated backlog.

This quarter, $4.7 billion was added to joint venture backlog in relation to CAE's share of the award of a 25-year contract for Canada's Future Aircrew Training (FAcT) program to SkyAlyne, a joint venture between CAE and KF Aerospace, to design, develop, and deliver a comprehensive training and support system, including live flying, simulation, ground school training, and a suite of in-service support functions.

CAE First Quarter Report 2025 I 13

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1     Consolidated cash movements

	Three months ended
	June 30
(amounts in millions)	2024	2023
Cash provided by operating activities*	$127.2	$130.4
Changes in non-cash working capital	(140.1)	(179.7)
Net cash used in operating activities	$(12.9)	$(49.3)
Maintenance capital expenditures[6]	(19.9)	(35.7)
Intangible assets expenditures excluding capitalized development costs	(5.1)	(17.2)
Proceeds from the disposal of property, plant and equipment	1.7	3.4
Net proceeds from (payments to) equity accounted investees	0.1	(12.7)
Dividends received from equity accounted investees	10.5	6.6
Other investing activities	0.3	—
Impact of discontinued operations	—	(5.4)
Free cash flow[6]	$(25.3)	$(110.3)
Growth capital expenditures[6]	(72.7)	(54.9)
Capitalized development costs	(23.5)	(22.6)
Net proceeds from the issuance of common shares	21.2	3.4
Repurchase and cancellation of common shares	(11.7)	—
Effect of foreign exchange rate changes on cash and cash equivalents	3.9	(3.8)
Impact of discontinued operations	—	5.4
Net change in cash before proceeds and repayment of long-term debt	$(108.1)	$(182.8)
* before changes in non-cash working capital

Net cash from operating activities was negative $12.9 million this quarter
Net cash from operating activities was $36.4 million higher compared to the first quarter of fiscal 2024. The increase was mainly due to a lower investment in non-cash working capital.

Free cash flow was negative $25.3 million this quarter
Free cash flow was $85.0 million higher compared to the first quarter of fiscal 2024. The increase was mainly due to higher net cash from operating activities and lower maintenance capital expenditures.

Property, plant and equipment expenditures were $92.6 million this quarter
Total property, plant and equipment expenditures were $92.6 million this quarter. Growth capital expenditures were $72.7 million this quarter and maintenance capital expenditures were $19.9 million this quarter.

6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
14 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2024	2024
Use of capital[7]:
Current assets	$2,054.9	$2,006.5
Less: cash and cash equivalents	(143.2)	(160.1)
Current liabilities	(2,310.8)	(2,358.4)
Less: current portion of long-term debt	312.1	308.9
Non-cash working capital[7]	$(87.0)	$(203.1)
Property, plant and equipment	2,579.6	2,515.6
Intangible assets	3,294.1	3,271.9
Other long-term assets	2,128.3	2,040.1
Other long-term liabilities	(376.6)	(407.7)
Capital employed	$7,538.4	$7,216.8
Source of capital[7]:
Current portion of long-term debt	$312.1	$308.9
Long-term debt	2,960.8	2,765.4
Less: cash and cash equivalents	(143.2)	(160.1)
Net debt[7]	$3,129.7	$2,914.2
Equity attributable to equity holders of the Company	4,328.0	4,224.9
Non-controlling interests	80.7	77.7
Capital employed	$7,538.4	$7,216.8

Adjusted return on capital employed (ROCE)7
Adjusted ROCE was 5.7% this quarter, which compares to 6.7% in the first quarter of last year and 5.9% last quarter.

Non-cash working capital increased by $116.1 million compared to last quarter
The increase was mainly due to lower accounts payable and accrued liabilities and higher inventories, partially offset by lower accounts receivable.

Property, plant and equipment increased by $64.0 million from last quarter
The increase was mainly due to capital expenditures in excess of depreciation and movements in foreign exchange rates.

Other long-term assets increased by $88.2 million compared to last quarter
The increase was mainly due to higher right-of-use assets in support of a previously announced training network expansion and a higher investment in equity accounted investees.

Other long-term liabilities decreased by $31.1 million compared to last quarter
The decrease was mainly due to lower share-based payments liabilities, lower contract liabilities and lower royalty obligations.

Total debt increased by $198.6 million compared to last quarter
The increase in total debt was mainly due to additional borrowings under the revolving credit facility, additions of lease liabilities in support of training network expansions and movements in foreign exchange rates.

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2025 I 15

Management’s Discussion and Analysis

Net debt increased by $215.5 million compared to last quarter

Three months ended
(amounts in millions)	June 30, 2024
Net debt, beginning of period	$2,914.2
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)	108.1
Effect of foreign exchange rate changes on long-term debt	21.3
Non-cash lease liability movements	77.6
Other	8.5
Change in net debt during the period	$215.5
Net debt, end of period	$3,129.7

Liquidity measures	As at June 30	As at June 30
2024	2023
Net debt-to-capital[8]	%	41.5%	40.9
Net debt-to-EBITDA[8]	18.24	3.56
Net debt-to-adjusted EBITDA[8]	3.41	3.31

We have a US$1.0 billion committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit. We manage an uncommitted receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This facility is renewed annually.

We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2024, we are compliant with all our financial covenants.

Credit rating
CAE's credit rating issued by S&P Global Ratings of BBB- with a stable outlook has remained unchanged as at June 30, 2024.

Total equity increased by $106.1 million this quarter
The increase in equity was mainly due to net income realized this quarter, changes in other comprehensive income, including foreign currency translation adjustments, and stock options exercised.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 318,848,725 common shares issued and outstanding as at June 30, 2024 with total share capital of $2,274.8 million. In addition, we had 6,126,904 options outstanding. As at July 31, 2024, we had a total of 318,716,900 common shares issued and outstanding and 5,911,618 options outstanding.

Repurchase and cancellation of common shares
On May 27, 2024, we received regulatory approval for a normal course issuer bid program (NCIB) to purchase, for cancellation, up to 15,932,187 of our common shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended June 30, 2024, we repurchased and cancelled a total of 463,500 common shares under the NCIB, at a weighted average price of $25.21 per common share, for a total consideration of $11.7 million.
8 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.
16 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
8.2      Contingencies
Contractual dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated interim financial statements, we are engaged in the contractual dispute resolution process with Madison Industries, which is claiming up to approximately $60 million in final price adjustments.

While there can be no assurance whether any amount will be payable as a result of such dispute, no amount has been recognized in our financial statements for any potential losses arising from this dispute as at June 30, 2024, as we believe that there are strong grounds for defence and will vigorously defend our position.

Class action proceedings
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. Also on July 16, 2024, the Company and certain of the Company’s officers were named as defendants in a proposed securities class action brought in the U.S. District Court for the Southern District of New York. The application and actions are sought on behalf of purchasers of our common shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages.

We have strong legal defences to these proceedings and intend to defend each case vigorously. Based on the preliminary nature of the proceedings and the inherent uncertainty of litigation, it is not possible to predict the final outcomes or the timing of the proceedings or to determine the amount of any potential losses resulting therefrom, if any. As such, no amounts have been provisioned in our financial statements with respect to these proceedings.

9. DISCONTINUED OPERATIONS
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. At the time of issuance of the consolidated interim financial statements, we are engaged in the contractual dispute resolution process with Madison Industries, which is claiming up to approximately $60 million in final price adjustments. For additional information, refer to Section 8.2 "Contingencies" of this MD&A.

The net income and other comprehensive loss from discontinued operations are as follows:

	Three months ended
	June 30
(amounts in millions)	2024	2023
Revenue	$—	$42.4
Expenses	—	40.6
Operating income	$—	$1.8
Finance expense	—	1.0
Earnings before income taxes	$—	$0.8
Income tax expense	—	0.3
Net income from discontinued operations	$—	$0.5

	Three months ended
	June 30
(amounts in millions)	2024	2023
Foreign currency exchange differences on translation of foreign operations	$—	$(1.6)
Other comprehensive loss from discontinued operations	$—	$(1.6)
No amount of net income and other comprehensive loss from discontinued operations are attributable to non‑controlling interest.

The net cash flows from discontinued operations are as follows:

	Three months ended
	June 30
(amounts in millions)	2024	2023
Operating activities	$—	$5.6
Investing activities	—	(1.8)
Financing activities	—	(0.4)
Net cash flows provided by discontinued operations	$—	$3.4
CAE First Quarter Report 2025 I 17

Management’s Discussion and Analysis

10. BUSINESS RISK AND UNCERTAINTY
We operate in several industry segments which present a variety of risks and uncertainties, many of which could materially and adversely affect our business, financial condition and results of operation and could cause actual events to differ materially from those described in our forward-looking statements. These risks and uncertainties can be found in Section 10 of CAE’s MD&A for the year ended March 31, 2024, available on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). These risks and uncertainties, which management reviews on a quarterly basis, have not materially changed in the period since March 31, 2024, except that the “Market price and volatility of our common shares” risk in Section 10.5 “Financial risks” is revised as follows.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. The Company is currently a defendant in shareholder-instituted class action proceedings, alleging such a decline in the market price of our common shares during the first quarter of fiscal 2025. We cannot provide any assurance that similar litigation will not occur in the future. The existing proceedings and any future similar proceedings could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, operating results, and financial condition. Due to the inherent uncertainties of litigation, it is not possible to (a) predict the final outcome of these and other related proceedings generally or (b) determine the amount of potential losses, if any, that may be incurred in connection with any final judgment on these matters.

We maintain insurance coverage for various aspects of our business and operations, including for litigation. Our insurance programs have varying coverage limits and maximums, and insurance companies may deny claims we might make. Please refer to “Insurance coverage potential gaps” under Section 10.6 “Legal and regulatory risks” of CAE’s MD&A for the year ended March 31, 2024 for more detail regarding the risks associated with our insurance coverage.

11. NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
11.1       Non-IFRS and other financial measure definitions

This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

18 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non‑financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.
CAE First Quarter Report 2025 I 19

Management’s Discussion and Analysis

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.
20 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

11.2 Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

CAE First Quarter Report 2025 I 21

Management’s Discussion and Analysis

11.3       Non-IFRS measure reconciliations

Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended June 30	2024	2023	2024	2023	2024	2023
Operating income	$89.8	$105.6	$18.8	$22.7	$108.6	$128.3
Restructuring, integration and acquisition costs	16.6	13.4	9.0	1.6	25.6	15.0
Adjusted segment operating income	$106.4	$119.0	$27.8	$24.3	$134.2	$143.3

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2024	2023
Net income attributable to equity holders of the Company	$48.3	$65.3
Net income from discontinued operations	—	(0.5)
Restructuring, integration and acquisition costs, after tax	19.5	11.5
Adjusted net income	$67.8	$76.3

Average number of shares outstanding (diluted)	318.8	318.8

Adjusted EPS	$0.21	$0.24

Calculation of adjusted effective tax rate

	Three months ended
		June 30
(amounts in millions, except effective tax rates)		2024	2023
Earnings before income taxes		$59.1	$75.2
Restructuring, integration and acquisition costs		25.6	15.0
Adjusted earnings before income taxes		$84.7	$90.2

Income tax expense		$8.3	$7.9
Tax impact on restructuring, integration and acquisition costs		6.1	3.5
Adjusted income tax expense		$14.4	$11.4

Effective tax rate	%	14%	11
Adjusted effective tax rate	%	17%	13

22 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	June 30
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Operating (loss) income	$(205.1)	$549.2
Depreciation and amortization	376.7	340.6
EBITDA	$171.6	$889.8
Restructuring, integration and acquisition costs	142.0	57.3
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	568.0	—
Impairment of technology and other financial assets	35.7	—
Impairment reversal of non-financial assets
following their repurposing and optimization	—	9.8
Adjusted EBITDA	$917.3	$956.9

Net debt	$3,129.7	$3,166.4

Net debt-to-EBITDA	18.24	3.56
Net debt-to-adjusted EBITDA	3.41	3.31

12.   CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted
Amendments to IAS 1 – Presentation of Financial Statements
In January 2020, IASB issued a narrow-scope amendment to IAS 1 – Presentation of Financial Statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

In October 2022, the IASB issued amendments to IAS 1 – Presentation of Financial Statements, which specify that for long-term debt with covenants to be complied with after the reporting date, such covenants do not affect the classification of debt as current or non‑current at the reporting date, but do require disclosures in the notes to the financial statements.

Amendments to IFRS 16 – Leases
In September 2022, IASB issued amendments to IFRS 16 – Leases, which requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.

Amendments to IAS 7 – Statement of Cash Flows, and IFRS 7 – Financial Instruments: disclosures
In May 2023, IASB issued amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: disclosure, which introduces disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments provide a transition relief whereby an entity is not required to provide the disclosures, otherwise required by the amendments, for any interim period in the year of initial application of the amendments. We have elected to apply the transition relief to our consolidated interim financial statements.

These amendments to accounting standards were applied for the first time on April 1, 2024, but did not have a significant impact on our consolidated interim financial statements.

CAE First Quarter Report 2025 I 23

Management’s Discussion and Analysis

13.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of June 30, 2024, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Executive Vice President, Finance and Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal control over financial reporting that occurred during the first quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
24 I CAE First Quarter Report 2025

Management’s Discussion and Analysis
14.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2025
Revenue	$1,072.5	(1)	(1)	(1)	1,072.5
Net income	$50.8	(1)	(1)	(1)	50.8
Equity holders of the Company	$48.3	(1)	(1)	(1)	48.3
Non-controlling interests	$2.5	(1)	(1)	(1)	2.5
Basic and diluted EPS attributable to equity holders of the Company	$0.15	(1)	(1)	(1)	0.15
Adjusted EPS	$0.21	(1)	(1)	(1)	0.21
Average number of shares outstanding (basic)	318.6	(1)	(1)	(1)	318.6
Average number of shares outstanding (diluted)	318.8	(1)	(1)	(1)	318.8
Fiscal 2024
Revenue	$1,012.0	1,050.0	1,094.5	1,126.3	4,282.8
Net income	$67.8	61.1	59.1	(484.3)	(296.3)
Equity holders of the Company
Continuing operations	$64.8	56.2	58.4	(504.7)	(325.3)
Discontinued operations	$0.5	2.2	(1.9)	20.5	21.3
Non-controlling interests	$2.5	2.7	2.6	(0.1)	7.7
Basic and diluted EPS attributable to equity holders of the Company	$0.20	0.18	0.17	(1.52)	(0.95)
Continuing operations	$0.20	0.17	0.18	(1.58)	(1.02)
Discontinued operations	$—	0.01	(0.01)	0.06	0.07
Adjusted EPS	$0.24	0.26	0.24	0.12	0.87
Average number of shares outstanding (basic)	318.0	318.2	318.3	318.3	318.2
Average number of shares outstanding (diluted)	318.8	319.2	319.1	318.3	318.2
Fiscal 2023
Revenue	$893.7	949.6	969.9	1,197.4	4,010.6
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company
Continuing operations	$6.8	44.2	76.0	93.6	220.6
Discontinued operations	$(5.1)	0.3	2.1	4.8	2.1
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$—	0.14	0.25	0.31	0.70
Continuing operations	$0.02	0.14	0.24	0.29	0.69
Discontinued operations	$(0.02)	—	0.01	0.02	0.01
Adjusted EPS	$0.07	0.19	0.27	0.33	0.87
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4

(1) Not available.
CAE First Quarter Report 2025 I 25

Consolidated Interim Financial Statements

Consolidated Income Statement

		Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2024	2023
Continuing operations
Revenue	3	$1,072.5	$1,012.0
Cost of sales		793.8	726.3
Gross profit		$278.7	$285.7
Research and development expenses		35.9	36.7
Selling, general and administrative expenses		133.5	123.7
Other (gains) and losses	4	(0.9)	(1.4)
Share of after-tax profit of equity accounted investees	3	(24.0)	(16.6)
Restructuring, integration and acquisition costs	5	25.6	15.0
Operating income		$108.6	$128.3
Finance expense – net	6	49.5	53.1
Earnings before income taxes		$59.1	$75.2
Income tax expense		8.3	7.9
Net income from continuing operations		$50.8	$67.3
Net income from discontinued operations	2	—	0.5
Net income		$50.8	$67.8
Attributable to:
Equity holders of the Company		$48.3	$65.3
Non-controlling interests		2.5	2.5
Earnings per share attributable to equity holders of the Company
Basic and diluted – continuing operations	8	$0.15	$0.20
Basic and diluted – discontinued operations	8	—	—

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

26 I CAE First Quarter Report 2025

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

		Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars)	Notes	2024	2023
Net income from continuing operations		$50.8	$67.3
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations		$51.5	$(96.2)
Net (loss) gain on hedges of net investment in foreign operations		(19.1)	27.5
Reclassification to income of gains on foreign currency exchange differences		(0.1)	(0.1)
Net (loss) gain on cash flow hedges		(6.8)	13.4
Reclassification to income of losses on cash flow hedges		3.3	0.6
Income taxes		(1.0)	(7.3)
		$27.8	$(62.1)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations		$2.3	$(21.4)
Income taxes		(0.6)	5.7
		$1.7	$(15.7)
Other comprehensive income (loss) from continuing operations		$29.5	$(77.8)
Net income from discontinued operations	2	—	0.5
Other comprehensive loss from discontinued operations	2	—	(1.6)
Total comprehensive income (loss)		$80.3	$(11.6)
Attributable to:
Equity holders of the Company		$77.3	$(12.8)
Non-controlling interests		3.0	1.2

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2025 I 27

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2024	2024
Assets
Cash and cash equivalents	$143.2	$160.1
Accounts receivable	582.2	624.7
Contract assets	543.5	537.6
Inventories	634.8	573.6
Prepayments	88.7	68.0
Income taxes recoverable	55.0	35.3
Derivative financial assets	7.5	7.2
Total current assets	$2,054.9	$2,006.5
Property, plant and equipment	2,579.6	2,515.6
Right-of-use assets	613.3	545.8
Intangible assets	3,294.1	3,271.9
Investment in equity accounted investees	606.9	588.8
Employee benefits assets	63.9	65.7
Deferred tax assets	239.8	233.3
Derivative financial assets	3.9	4.2
Other non-current assets	600.5	602.3
Total assets	$10,056.9	$9,834.1

Liabilities and equity
Accounts payable and accrued liabilities	$944.6	$1,035.3
Provisions	41.3	42.6
Income taxes payable	26.5	31.1
Contract liabilities	946.9	911.7
Current portion of long-term debt	312.1	308.9
Derivative financial liabilities	39.4	28.8
Total current liabilities	$2,310.8	$2,358.4
Provisions	12.1	14.0
Long-term debt	2,960.8	2,765.4
Royalty obligations	67.6	74.4
Employee benefits obligations	97.8	98.7
Deferred tax liabilities	39.0	36.6
Derivative financial liabilities	3.4	2.9
Other non-current liabilities	156.7	181.1
Total liabilities	$5,648.2	$5,531.5
Equity
Share capital	$2,274.8	$2,252.9
Contributed surplus	67.7	55.4
Accumulated other comprehensive income	181.3	154.0
Retained earnings	1,804.2	1,762.6
Equity attributable to equity holders of the Company	$4,328.0	$4,224.9
Non-controlling interests	80.7	77.7
Total equity	$4,408.7	$4,302.6
Total liabilities and equity	$10,056.9	$9,834.1

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
28 I CAE First Quarter Report 2025

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)		Attributable to equity holders of the Company
Three months ended June 30, 2024		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024		318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income		—	$—	$—	$—	$48.3	$48.3	$2.5	$50.8
Other comprehensive income		—	—	—	27.3	1.7	29.0	0.5	29.5
Total comprehensive income		—	$—	$—	$27.3	$50.0	$77.3	$3.0	$80.3
Exercise of stock options		965,075	24.2	(3.0)	—	—	21.2	—	21.2
Settlement of equity-settled awards		34,917	1.0	(1.0)	—	—	—	—	—
Repurchase and cancellation of common shares	8	(463,500)	(3.3)	—	—	(8.4)	(11.7)	—	(11.7)
Equity-settled share-based payments expense		—	—	16.3	—	—	16.3	—	16.3
Balances as at June 30, 2024		318,848,725	$2,274.8	$67.7	$181.3	$1,804.2	$4,328.0	$80.7	$4,408.7

		Attributable to equity holders of the Company
Three months ended June 30, 2023		Common shares			Accumulated other
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)		shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023		317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net income		—	$—	$—	$—	$65.3	$65.3	$2.5	$67.8
Other comprehensive loss		—	—	—	(62.4)	(15.7)	(78.1)	(1.3)	(79.4)
Total comprehensive (loss) income		—	$—	$—	$(62.4)	$49.6	$(12.8)	$1.2	$(11.6)
Exercise of stock options		200,413	4.0	(0.6)	—	—	3.4	—	3.4
Equity-settled share-based payments expense		—	—	0.9	—	—	0.9	—	0.9
Balances as at June 30, 2023		318,106,703	$2,247.6	$42.4	$104.8	$2,104.4	$4,499.2	$82.4	$4,581.6

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2025 I 29

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

		Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars)	Notes	2024	2023
Operating activities
Net income		$50.8	$67.8
Adjustments for:
Depreciation and amortization	3	97.8	92.2
Share of after-tax profit of equity accounted investees		(24.0)	(16.6)
Deferred income taxes		(5.6)	(14.7)
Investment tax credits		(5.0)	2.2
Equity-settled share-based payments expense		16.3	0.9
Defined benefit pension plans		3.1	(1.4)
Other non-current liabilities		(2.6)	(2.4)
Derivative financial assets and liabilities – net		2.2	(8.4)
Other		(5.8)	10.8
Changes in non-cash working capital	9	(140.1)	(179.7)
Net cash used in operating activities		$(12.9)	$(49.3)
Investing activities
Property, plant and equipment expenditures	3	$(92.6)	$(90.6)
Proceeds from disposal of property, plant and equipment		1.7	3.4
Intangible assets expenditures	3	(28.6)	(39.8)
Net proceeds from (payments to) equity accounted investees		0.1	(12.7)
Dividends received from equity accounted investees		10.5	6.6
Other		0.3	—
Net cash used in investing activities		$(108.6)	$(133.1)
Financing activities
Net proceeds from (repayment of) borrowing under revolving credit facilities		$119.6	$(249.2)
Proceeds from long-term debt		10.5	408.5
Repayment of long-term debt		(25.1)	(26.5)
Repayment of lease liabilities		(13.8)	(14.8)
Net proceeds from the issuance of common shares		21.2	3.4
Repurchase and cancellation of common shares	8	(11.7)	—
Net cash provided by financing activities		$100.7	$121.4
Effect of foreign currency exchange differences on cash and cash equivalents		$3.9	$(3.8)
Net decrease in cash and cash equivalents		$(16.9)	$(64.8)
Cash and cash equivalents, beginning of period		160.1	217.6
Cash and cash equivalents, end of period		$143.2	$152.8

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

30 I CAE First Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 13, 2024.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES
Nature of operations
CAE equips people in critical roles with the expertise and solutions to create a safer world. As a technology company, CAE digitalizes the physical world, deploying software-based simulation training and critical operations support solutions.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions;
(ii)Defense and Security – A global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security.

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles.

Basis of preparation
The material accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2024. These policies have been consistently applied to all periods presented. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2024.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency.

Comparative figures
Comparative amounts in the consolidated income statement and consolidated statement of comprehensive income have been reclassified as a result of the Healthcare segment being presented as discontinued operations (Note 2).

New and amended standards adopted by the Company
Amendments to IAS 1 - Presentation of Financial Statements
In January 2020, IASB issued a narrow-scope amendment to IAS 1 – Presentation of Financial Statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

In October 2022, the IASB issued amendments to IAS 1 – Presentation of Financial Statements, which specify that for long-term debt with covenants to be complied with after the reporting date, such covenants do not affect the classification of debt as current or non‑current at the reporting date, but do require disclosures in the notes to the financial statements.

Amendments to IFRS 16 – Leases
In September 2022, IASB issued amendments to IFRS 16 – Leases, which requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.
CAE First Quarter Report 2025 I 31

Notes to the Consolidated Interim Financial Statements

Amendments to IAS 7 – Statement of Cash Flows, and IFRS 7 – Financial Instruments: disclosures
In May 2023, IASB issued amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: disclosure, which introduces disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments provide a transition relief whereby an entity is not required to provide the disclosures, otherwise required by the amendments, for any interim period in the year of initial application of the amendments. The Company has elected to apply the transition relief to its consolidated interim financial statements.

These amendments to accounting standards were applied for the first time on April 1, 2024, but did not have a significant impact on the consolidated interim financial statements of the Company.

Use of judgements, estimates and assumptions
The preparation of the consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2024.

NOTE 2 – DISCONTINUED OPERATIONS
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. At the time of issuance of the consolidated interim financial statements, the Company is engaged in the contractual dispute resolution process with Madison Industries, which is claiming up to approximately $60 million in final price adjustments. For additional information, refer to Note 10.

The net income and other comprehensive loss from discontinued operations are as follows:

	Three months ended
	June 30
	2024	2023
Revenue	$—	$42.4
Expenses	—	40.6
Operating income	$—	$1.8
Finance expense	—	1.0
Earnings before income taxes	$—	$0.8
Income tax expense	—	0.3
Net income from discontinued operations	$—	$0.5

	Three months ended
	June 30
	2024	2023
Foreign currency exchange differences on translation of foreign operations	$—	$(1.6)
Other comprehensive loss from discontinued operations	$—	$(1.6)
No amount of net income and other comprehensive loss from discontinued operations are attributable to non‑controlling interest.

The net cash flows from discontinued operations are as follows:

	Three months ended
	June 30
	2024	2023
Operating activities	$—	$5.6
Investing activities	—	(1.8)
Financing activities	—	(0.4)
Net cash flows provided by discontinued operations	$—	$3.4

32 I CAE First Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

NOTE 3 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

			Defense
	Civil Aviation		and Security		Total
Three months ended June 30	2024	2023	2024	2023	2024	2023
External revenue	$587.6	$540.3	$484.9	$471.7	$1,072.5	$1,012.0
Depreciation and amortization	73.3	66.2	24.5	23.6	97.8	89.8
Share of after-tax profit of equity accounted investees	18.3	13.7	5.7	2.9	24.0	16.6
Operating income	89.8	105.6	18.8	22.7	108.6	128.3
Adjusted segment operating income	106.4	119.0	27.8	24.3	134.2	143.3

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
Three months ended June 30	2024	2023	2024	2023	2024	2023
Operating income	$89.8	$105.6	$18.8	$22.7	$108.6	$128.3
Restructuring, integration and acquisition costs (Note 5)	16.6	13.4	9.0	1.6	25.6	15.0
Adjusted segment operating income	$106.4	$119.0	$27.8	$24.3	$134.2	$143.3

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	Three months ended June 30
	2024	2023
Civil Aviation	$94.4	$96.3
Defense and Security	26.8	32.3
Discontinued operations (Note 2)	—	1.8
Total capital expenditures	$121.2	$130.4

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

CAE First Quarter Report 2025 I 33

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	June 30	March 31
	2024	2024
Assets employed
Civil Aviation	$6,359.3	$6,131.8
Defense and Security	2,857.6	2,869.3
Assets not included in assets employed by segment	840.0	833.0
Total assets	$10,056.9	$9,834.1
Liabilities employed
Civil Aviation	$1,273.3	$1,260.1
Defense and Security	747.6	828.1
Liabilities not included in liabilities employed by segment	3,627.3	3,443.3
Total liabilities	$5,648.2	$5,531.5

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended June 30
	2024	2023
Products	$411.8	$315.5
Training, software and services	660.7	696.5
Total external revenue	$1,072.5	$1,012.0

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	Three months ended June 30
	2024	2023
External revenue
Canada	$103.3	$111.8
United States	539.0	485.3
United Kingdom	68.2	62.2
Rest of Americas	26.6	24.0
Europe	150.5	162.6
Asia	133.5	128.4
Oceania and Africa	51.4	37.7
	$1,072.5	$1,012.0

	June 30	March 31
	2024	2024
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada	$1,539.8	$1,527.7
United States	3,664.8	3,623.5
United Kingdom	373.1	360.5
Rest of Americas	195.3	201.9
Europe	1,014.7	985.5
Asia	543.6	532.0
Oceania and Africa	184.8	108.9
	$7,516.1	$7,340.0

34 I CAE First Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

NOTE 4 – OTHER (GAINS) AND LOSSES

	Three months ended June 30
	2024	2023
Net (gain) loss on foreign currency exchange differences	$(0.8)	$1.9
Settlement gain on annuity purchase transaction	—	(5.4)
Other	(0.1)	2.1
Other (gains) and losses	$(0.9)	$(1.4)

NOTE 5 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	Three months ended June 30
	2024	2023
Integration and acquisition costs	$9.3	$15.0
Severances and other employee related costs	10.9	—
Impairment of non-financial assets – net	2.3	—
Other costs	3.1	—
Total restructuring, integration and acquisition costs	$25.6	$15.0
During the fourth quarter of fiscal 2024, the Company announced that it will streamline its operating model and portfolio, optimize its cost structure and create efficiencies. For the three months ended June 30, 2024, costs related to this restructuring program totalled $14.8 million and included $8.8 million of severances and other employee related costs and $2.3 million of impairment of property, plant and equipment and right-of-use assets related to the termination of certain product offerings within the Civil Aviation segment.

For the three months ended June 30, 2024, restructuring, integration and acquisition costs associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) amounted to $10.8 million (2023 – $12.9 million).

NOTE 6 – FINANCE EXPENSE – NET

	Three months ended June 30
	2024	2023
Finance expense:
Long-term debt (other than lease liabilities)	$37.0	$39.7
Lease liabilities	8.5	5.9
Royalty obligations	1.5	1.6
Employee benefits obligations	0.2	0.3
Other	8.6	11.3
Borrowing costs capitalized	(1.4)	(1.7)
Finance expense	$54.4	$57.1
Finance income:
Loans and investment in finance leases	$(3.4)	$(2.7)
Other	(1.5)	(1.3)
Finance income	$(4.9)	$(4.0)
Finance expense – net	$49.5	$53.1

NOTE 7 – GLOBAL MINIMUM TAX (PILLAR TWO)
As at June 30, 2024, various countries where the Company operates have enacted the global minimum top-up income tax under Pillar Two tax legislation into domestic tax legislation. The top-up income tax relates to the Company’s operations in the United Arab Emirates and Hungary where the statutory income tax rates are below the 15% determined by the Pillar Two rules. During the three months ended June 30, 2024, the Company recognized a current income tax expense of $0.7 million related to the Pillar Two tax. The Company has applied a temporary mandatory exception to recognize and disclose information about deferred income tax assets and liabilities arising from jurisdictions implementing the global minimum tax rules.
CAE First Quarter Report 2025 I 35

Notes to the Consolidated Interim Financial Statements

NOTE 8 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Repurchase and cancellation of common shares
On May 27, 2024, the Company received regulatory approval for a normal course issuer bid program (NCIB) to purchase, for cancellation, up to 15,932,187 of its common shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended June 30, 2024, the Company repurchased and cancelled a total of 463,500 common shares under the NCIB, at a weighted average price of $25.21 per common share, for a total consideration of $11.7 million.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended June 30
	2024	2023
Weighted average number of common shares outstanding	318,630,159	317,993,975
Effect of dilutive stock options and other equity-settled share-based payments	207,970	815,259
Weighted average number of common shares outstanding
for diluted earnings per share calculation	318,838,129	318,809,234

For the three months ended June 30, 2024, stock options to acquire 3,662,225 common shares (2023 – 2,120,757) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

NOTE 9 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	Three months ended June 30
	2024	2023
Accounts receivable	$53.3	$(9.6)
Contract assets	4.7	3.1
Inventories	(66.3)	(64.7)
Prepayments	(17.8)	(16.4)
Income taxes	(24.5)	16.2
Accounts payable and accrued liabilities	(108.2)	(92.1)
Provisions	(2.6)	(6.5)
Contract liabilities	21.3	(9.7)
	$(140.1)	$(179.7)

Supplemental information:

	Three months ended June 30
	2024	2023
Interest paid	$42.7	$36.9
Interest received	5.0	4.0
Income taxes paid	34.2	13.8

36 I CAE First Quarter Report 2025

Notes to the Consolidated Interim Financial Statements

NOTE 10 – CONTINGENCIES
Contractual dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated interim financial statements, the Company is engaged in the contractual dispute resolution process with Madison Industries, which is claiming up to approximately $60 million in final price adjustments.

While there can be no assurance whether any amount will be payable by the Company as a result of such dispute, no amount has been recognized in the Company’s financial statements for any potential losses arising from this dispute as at June 30, 2024, as the Company believes that there are strong grounds for defence and will vigorously defend its position.

Class action proceedings
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. Also on July 16, 2024, the Company and certain of the Company’s officers were named as defendants in a proposed securities class action brought in the U.S. District Court for the Southern District of New York. The application and actions are sought on behalf of purchasers of our common shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages.

The Company has strong legal defences to these proceedings and intends to defend each case vigorously. Based on the preliminary nature of the proceedings and the inherent uncertainty of litigation, it is not possible to predict the final outcomes or the timing of the proceedings or to determine the amount of any potential losses resulting therefrom, if any. As such, no amounts have been provisioned in the Company’s financial statements with respect to these proceedings.

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CAE First Quarter Report 2025 I 37

Notes to the Consolidated Interim Financial Statements

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.
The carrying values and fair values of financial instruments, by category, are as follows:

		June 30			March 31
			2024		2024
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$143.2	$143.2	$160.1	$160.1
Equity swap agreements	Level 2	(21.8)	(21.8)	(15.8)	(15.8)
Forward foreign currency contracts	Level 2	(1.2)	(1.2)	(0.6)	(0.6)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	3.8	3.8	4.8	4.8
Forward foreign currency contracts	Level 2	(12.2)	(12.2)	(8.7)	(8.7)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	532.2	532.2	570.8	570.8
Investment in finance leases	Level 2	146.6	135.9	147.9	140.3
Other non-current assets(2)	Level 2	45.9	45.9	47.0	47.0
Accounts payable and accrued liabilities(3)	Level 2	(771.8)	(771.8)	(775.8)	(775.8)
Total long-term debt(4)	Level 2	(2,659.1)	(2,646.7)	(2,529.9)	(2,524.4)
Other non-current liabilities(5)	Level 2	(79.6)	(72.5)	(87.1)	(78.0)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,672.6)	$(2,663.8)	$(2,485.9)	$(2,478.9)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the three months ended June 30, 2024, there were no significant changes in level 3 financial instruments.
38 I CAE First Quarter Report 2025